Exhibit 3.113

STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION

•      First: The name of the limited liability company is CS-Arizona, LLC

•                  Second: The address of its registered office in the State of Delaware is 2711 Centerville Road Suite 400 in the City of Wilmington, DE 19808. The name of its Registered agent at such address is Corporation Service Company

•                  Third: (Use this paragraph only if the company is to have a specific effective date of
dissolution: “The latest date on which the limited liability company is to dissolve is                   .”)

•      Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 7th day of May, 2010.

By:
Authorized Person(s)

Name:	Heidi Bowman
Typed or Printed

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:53 PM 05/07/2010
FILED 12:08 PM 05/07/2010
SRV 100476773 - 4820849 FILE